Exhibit 99.2
Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956.
In accordance with Section 173(2) of the Companies Act, 1956, the following information is given in respect of the proposed resolutions set out in the Notice to the shareholders of the Extraordinary General Meeting of the Company to be held on December 23, 2005.
Item No.1 & 2
M/s Infinity Capital Ventures LP, who have recently acquired from Satyam Computer Services Limited their entire shareholding in the company, have agreed to invest additional funds in your company.
The Ministry of Finance, Government of India, has also come out with an amendment to the “Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993” dated August 31, 2005, under which the unlisted companies, which have already issued Global Depositary Receipts / Foreign Currency Convertible Bonds in the international market, are required to list their shares in the domestic stock exchanges also by March 31, 2006. For this purpose, the company may go in for an initial public offer soon.
The present Authorised Capital of the Company is not sufficient to cover the total shares to be issued to Infinity Capital Ventures Limited and the Indian public. It is therefore necessary that the Authorised Share Capital of the company be increased to enable your Directors to consider the issue further shares for the proposed investment by M/s Infinity Capital Ventures, LP and also to issue shares to the Indian public.
Hence, your Directors propose to increase the Authorised Share Capital from Rs.381 million to Rs.500 million by a further creation of 11,900,000 (Eleven Million Nine Hundred Thousand) Equity Shares of Rs.10/- each, which will rank pari passu in all respects with the existing equity shares of the company. The proposed increase of Authorised Share Capital requires the approval of the shareholders in a General Meeting.
Consequent upon the enhancement of Authorised share capital, the capital clause of the company’s Memorandum of Association will have to be suitably amended.
Your Directors recommend the resolutions for the approval of the shareholders.
Memorandum of interest
None of the Directors of the Company, except Mr Raju Vegesna, Nominee of M/s Infinity Capital Ventures, LP, is concerned or interested in this resolution.
Item No.3
M/s Infinity Capital Ventures, LP, has agreed to invest additional funds in your company. Though Infinity is an existing shareholder, the shares are proposed to be issued only to Infinity and not on rights basis to all the shareholders in proportion to their existing shares. Your Directors consider that the investment of funds by Infinity is beneficial to the Company.
The Ministry of Finance, Government of India, has also come out with an amendment to the “Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993” dated August 31, 2005, under which the unlisted companies, which have already issued Global Depositary Receipts / Foreign Currency Convertible Bonds in the international market, are required to list their shares in the domestic stock exchanges also by March 31, 2006.

It is therefore proposed to obtain the approval of the shareholders to enable the Directors of the company to issue securities to raise further funds through issue to M/s Infinity Capital Ventures, LP and to the Indian public. The additional securities proposed to be issued shall not exceed 11,700,000 (Eleven Million Seven Hundred Thousand) Equity Shares of Rs.10/- each or upto such higher ceiling amounts as the shareholders at the meeting may prescribe by modification of the resolution proposed.
The Board of Directors may issue the above securities in one or more tranches to M/s Infinity Capital Ventures, LP and to the Indian public.
The company would be issuing the securities subject to compliance with the applicable requirements of the Securities Exchange Board of India, Securities and Exchange Commission, USA., FIPB, RBI, Stock Exchanges and other statutory and regulatory bodies both domestic and foreign.
Further, the resolution would enable the Board to raise funds not exceeding the specified limit in the local or international market, giving adequate flexibility and discretion to the Board to finalise the terms of offer, and to issue the securities in such tranche or tranches, at such time or times at such price or prices and to such persons including institutions or incorporated bodies and / or individuals or otherwise as the Board may, in its absolute discretion, deem fit.
As per the provisions of Section 81(1A) of the Companies Act, 1956, if the company proposes to issue further shares, it should be offered to the existing members of the company on the date of offer in proportion to the capital paid up on those shares at that date. However, the additional shares may be offered in any other manner, provided it is approved by a Special Resolution to that effect is passed by the company in a General Meeting.
The Board of Directors are to be authorised for the issuance of shares in accordance with the Subscription Agreement executed by the company with M/s Infinity Capital Ventures LP and to the Indian public.
Your Directors recommend the resolutions for the approval of the shareholders.
Memorandum of interest
None of the Directors of the Company, except Mr Raju Vegesna, Nominee of M/s Infinity Capital Ventures, LP, is concerned or interested in this resolution.
Item No.4
The Government of India has recently issued guidelines for obtaining National Long Distance (NLD) and International Long Distance (ILD) licence and the terms and conditions for the licences. These guidelines have done away with the IP-VPN licence and permitted existing IP-VPN provisional licence holders to migrate to NLD / ILD licence. Hence, your company is required to apply for the NLD / ILD licence in order to continue to provide VPN services to corporates.
However, as per the present Government guidelines, there is a ceiling on Foreign Direct Investment for the Telecom Sector, which is presently at 74%. As the foreign shareholding in your company is more than the threshold limit, your company will not be eligible to apply for the NLD / ILD licence to continue to provide VPN services to corporates. It is therefore proposed to transfer the IP-VPN Division to Safescrypt Limited, a subsidiary company, in its entirety, for an appropriate consideration to be determined based on the recommendation by a reputed international accounting firm. The name of Safescrypt Limited may also be changed to reflect its association with Sify.

The Board of Directors is satisfied that it would be in the best interest of the company, its shareholders, employees and trade associates to transfer the IP-VPN Division as referred above to Safescrypt Limited, a subsidiary company.
The Board of Directors are to be authorised for the appointment of international accounting firm for appraising the value of the division, fixing their fees, execution of various deeds and documents for obtaining various statutory approvals and also to do all such acts and things as may be expedient to give effect to the proposal for the transfer of business of IP-VPN Division to Safescrypt Limited, in the best interest of the company.
Your Directors recommend the resolutions for the approval of the shareholders.
Memorandum of interest
None of the Directors of the Company is concerned or interested in this resolution.

Chennai, India	By Order of the Board
November 28, 2005	For Sify Limited

V Ramasubramanian
Company Secretary